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C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
November 5, 2021

Manulife announces Limited Recourse Capital Notes issue
TORONTO - Manulife Financial Corporation (“MFC”) announced today that it intends to issue $1.2 billion principal amount of 4.10% Limited Recourse Capital Notes Series 2 (Subordinated Indebtedness) (the “Notes”). MFC intends to file a prospectus supplement to its existing base shelf prospectus in respect of this issue.

The Notes will bear interest at a fixed rate of 4.10% annually, payable semi-annually, for the initial period ending on, but excluding, March 19, 2027. Thereafter, the interest rate on the Notes will reset every five years at a rate equal to the prevailing 5-year Government of Canada Yield plus 2.704%. The Notes mature on March 19, 2082.

In connection with the issuance of the Notes, MFC will issue 1,200,000 Non-Cumulative Fixed Rate Reset Class 1 Shares Series 28 (the “Series 28 Shares”) to be held by Computershare Trust Company of Canada as trustee of Manulife LRCN Limited Recourse Trust (the “Limited Recourse Trust”). In case of non-payment of interest on or principal of the Notes when due, the recourse of each noteholder will be limited to that holder’s proportionate share of the Limited Recourse Trust’s assets in respect of the Notes, which will consist of Series 28 Shares except in limited circumstances.

Subject to prior regulatory approval, MFC may redeem the Notes, in whole or in part on not less than 15 nor more than 60 days’ prior notice by MFC, during the period from February 19 to and including March 19, commencing in 2027 and every five years thereafter at a redemption price equal to par, together with accrued and unpaid interest up to, but excluding, the date of redemption.

The offering is being done on a best efforts agency basis by a syndicate co-led by RBC Capital Markets, Scotiabank and TD Securities. The offering is expected to close on November 12, 2021.

The Notes will be issued under a trust indenture to be dated as of the closing date of the offering between MFC and BNY Trust Company of Canada.

MFC intends to use the net proceeds from the offering for general corporate purposes, including investment in subsidiaries and potential future redemptions of existing securities.

Neither the Notes nor the Series 28 Shares have been, nor will be, registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration under the Securities Act or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States or in any other jurisdiction where such offer or solicitation would be unlawful.

Manulife.com

About Manulife

Manulife Financial Corporation is a leading international financial services provider that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and our global wealth and asset management segment, Manulife Investment Management, serves individuals, institutions and retirement plan members worldwide. At the end of 2020, we had more than 37,000 employees, over 118,000 agents, and thousands of distribution partners, serving over 30 million customers. As of September 30, 2021, we had $1.4 trillion (US$1.1 trillion) in assets under management and administration, and in the previous 12 months we made $31.6 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact: Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations: Hung Ko Manulife 416-806-9921 hung_ko@manulife.com

Manulife.com